Prospectus Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148246

PROSPECTUS

DIVIDEND REINVESTMENT AND
COMMON STOCK PURCHASE PLAN
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Please read this prospectus carefully and keep it for future reference.  If you have any questions about the Omega Healthcare Investors, Inc. Dividend Reinvestment and Common Stock Purchase Plan, please call the plan administrator at (800) 519-3111.

Under the Plan:

•
If you are an existing stockholder, you may purchase additional shares of common stock by automatically reinvesting all or any part of the cash dividends paid on your shares of our common stock, and you may purchase additional shares of common stock by making optional cash purchases of between $50 and $6,250 in any calendar month, for an annual maximum of $75,000.

•	If you are not an existing stockholder, you may make an initial cash purchase of common stock of at least $250 with a maximum of $6,250.

•
We may sell newly issued shares directly to the administrator or instruct the administrator to purchase shares in the open market or privately negotiated transactions, or elect a combination of these alternatives.

•
The purchase price for newly issued shares of common stock purchased directly from us will be the market price less a discount ranging from 0% to 5%, determined from time to time by us in accordance with the terms of the Plan.  This discount applies to either optional cash purchases or reinvested dividends.  However, no discount will be available for common stock purchased in the open market or in privately negotiated transactions.

Our common stock is listed on the New York Stock Exchange under the symbol “OHI.”

See “Risk Factors” on page 2 for matters to consider before participating in the Plan or before purchasing shares of our common stock.

This prospectus is not an offer to sell services and is not soliciting an offer to buy securities in any state or country where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

______________________________________________

The date of this Prospectus is January 14, 2008.

Table of Contents

Dividend Reinvestment and Common Stock Purchase Plan 1
About This Prospectus 2
The Company 2
Risk Factors 2
Where You Can Find More Information 3
The Plan 5
Certain Federal Income Tax Consequences Associated with Participating in the Plan 22
Plan of Distribution 25
Use of Proceeds 26
Indemnification of Directors and Officers 26
Legal Matters 26
Event s 26

Dividend Reinvestment and Common Stock Purchase Plan

We hereby offer participation in our Dividend Reinvestment and Common Stock Purchase Plan, or the Plan. The Plan is being administered by Computershare Trust Company, N.A., or the administrator. To enroll in the Plan, a participant must complete and return an Enrollment Form to the administrator.

Some of the significant features of the Plan include:

•
If you are an existing stockholder, you may purchase additional shares of common stock by automatically reinvesting all or any part of the cash dividends paid on your shares of our common stock. There is no minimum or maximum limitation on the amount of dividends you may reinvest in the Plan.

•
If you are an existing stockholder, you may purchase additional shares of common stock by making optional cash purchases of between $50 and $6,250 in any calendar month, for an annual maximum of $75,000. Optional cash purchases of our common stock in excess of this maximum may only be made pursuant to a written request for waiver and with our prior written consent.

•
If you are not an existing stockholder, you may make an initial cash purchase of common stock of at least $250 with a maximum of $6,250. Initial optional cash purchases of our common stock in excess of this maximum may only be made pursuant to a written request for waiver and with our prior written consent.

•
We may sell newly issued shares directly to the administrator or instruct the administrator to purchase shares in the open market or privately negotiated transactions, or elect a combination of these alternatives.

•	You can purchase shares of our common stock without brokerage fees, commissions or charges. We will bear the expenses for open market purchases.

•
The purchase price for newly issued shares of common stock purchased directly from us will be the market price less a discount ranging from 0% to 5%, determined from time to time by us in accordance with the terms of the Plan. This discount applies to either optional cash purchases or reinvested dividends. However, no discount will be available for common stock purchased in the open market or in privately negotiated transactions.

•
Beneficial owners (stockholders whose shares of our common stock are registered in a name other than his or her name; for example, in the name of a broker, bank or nominee) may participate in the Plan by instructing their brokers, banks or nominees to reinvest dividends and make optional cash purchases on their behalf.

•
You may also make automatic monthly investments by authorizing monthly automatic deductions from your designated U.S. bank account. You may make automatic deductions for as little as $50 per month, after the initial investment, but in no case for more than $6,250 per month.

Participation in the Plan is entirely voluntary, and you may terminate your participation at any time. Once enrolled, your participation in the Plan will continue unless you affirmatively withdraw from the Plan. You may also change your dividend election at any time. Those holders of our common stock who do not wish to participate in the Plan will continue to receive cash dividends in the usual manner.

About This Prospectus

This document is called a prospectus and is part of a registration statement that we filed with the SEC relating to the shares of our Common Stock offered.  This prospectus does not include all of the information in the registration statement.  The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about Omega Healthcare Investors Inc., the Plan, and the securities offered.  The registration statement can be read at the SEC web site or at the SEC office mentioned under the heading “Where You Can Find More Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference.  We have not authorized anyone to provide you with different information. We are not offering the securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any document incorporated by reference is accurate and complete as of any date other than the date on the front cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, (i) all references in this prospectus to “we,” “us,” “our” or similar references mean Omega Healthcare, Inc., a Maryland corporation, and its subsidiaries, and (ii) all references in this prospectus to “stock,” “our stock,” “Omega stock,” “your stock,” “shares,” or “Omega shares” refer to our Common Stock.

The Company

We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States.  We provide lease or mortgage financing to qualified operators of skilled nursing facilities, and, to a lesser-extent, assisted living and acute care facilities.  We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt or equity securities, the assumption of secured indebtedness, or a combination of these methods.

We were incorporated in the State of Maryland on March 31, 1992.  Our principal executive offices are located at 9690 Deereco Road, Suite 100, Timonium, Maryland 21093, and our telephone number is (410) 427-1700.

Risk Factors

Our business is subject to significant risks.  You should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein, including the risks and uncertainties described under the caption “Risk Factors” including in our Annual Reports on Form 10-K and updated in our Quarterly Reports on Form 10-Q, which are incorporated in this prospectus.  See “Where You Can Find More Information” below.  Before making a decision to invest, you should carefully consider these risks as well as other information contained or incorporated by reference into this prospectus.  In addition, you should consult your own financial and legal advisors before making any investment decisions.

The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business.  If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operation could be materially and adversely affected.  If this were to happen, the value of our common stock could decline significantly, and you may lose part or all of your investment.

The price of our shares may fluctuate in the interim between your investment decision and the time of the actual purchase.

You will not know the price of the shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.  The price of our shares may fluctuate between the time you decided to purchase shares under the Plan and the time of actual purchase.  In addition, during this time period, you may become aware of additional information that might affect your investment decision.

If you instruct the administrator to sell shares under the Plan, you will not be able to direct the time or price at which your shares are sold.  The price of our shares may decline between the time you decide to sell shares and the time of actual sale.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov.  The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.  You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of these documents at prescribed rates by writing to the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

We have “incorporated by reference” into this Prospectus certain information we have filed, or will file, with the SEC.  The information we incorporate by reference into this prospectus is an important part of this prospectus.  Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement.  The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 23, 2007;

•	our quarterly report filed on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007;

•	our quarterly report filed on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on July 31, 2007;

•	our quarterly report filed on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 5, 2007;

•	our current report filed on Form 8-K, filed with the SEC on December 21, 2007;

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on August 4, 2002, and any amendments or reports filed for the purpose of updating that description;

•
the description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A, filed on May 14, 1999, and any amendments or reports filed for the purpose of updating that description.); and

•
future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial filing of the registration statement of which this prospectus forms a part but prior to the termination of the offering of the common stock.

We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits.  Please direct questions to us at the following address or telephone number:

Omega Healthcare Investors, Inc.
9690 Deereco Road
Suite 100
Timonium, Maryland 21093
Attn: Chief Financial Officer
(410) 427-1700

The Plan

The following discussion, in question and answer format, explains the provisions of the Plan.

1.            What is the purpose of the Plan?

The purpose of the Plan is to provide our stockholders and investors with a convenient and economical way to purchase shares of our common stock and to reinvest all or a portion of their cash dividends in additional shares of our common stock. The Plan is designed to promote ownership among stockholders who are committed to investing a minimum amount, holding their shares in direct form and building share ownership over time. Also, because the shares of common stock purchased under the Plan may be acquired directly from us, we may receive additional equity funds, which will be added to our general funds and will be used for general corporate purposes.

2.            Who administers the Plan for the Participants?

Computershare Trust Company, N.A., referred to in this prospectus as “Computershare” or the “administrator,” administers the Plan, holds shares of common stock acquired under the Plan, keeps records, sends statements of activity to participants, and performs other duties related to the Plan.

You may contact the administrator in any of the following ways:

By telephone:
Toll Free: (800) 519-3111

An automated telephone system is available 24 hours a day, seven days a week. Customer service representatives are available from 9:00 a.m. to 5:00 p.m., Eastern Time, each business day. If you reside outside the United States and Canada you may contact the administrator at (781) 575-2724.

In writing:
Computershare
Attn: Omega Healthcare Investors, Inc.
Dividend Reinvestment and
Common Stock Purchase Plan
P.O. Box 43078
Providence, Rhode Island 02940-3078

Telecommunications device
for the hearing impaired:
TDD: (800) 952-9245
Internet:
Unless you are participating in the Plan through your bank, broker or other nominee, you can obtain information about your Plan account through the Internet at the administrator’s website at www.computershare.com. On the website, you can access your share balance, sell shares, request a stock certificate and obtain online forms and other information about your Plan account. To gain access, you will require a password, which is included on your dividend statement. You may also request your password by calling (800) 519-3111.

Please reference Omega Healthcare Investors, Inc. and your account number in all correspondence. When corresponding with the administrator, we suggest that you give your daytime telephone number and area code.

3.            What are the advantages of the Plan?

•	There are no fees or brokerage commissions on purchases, and we will bear the expenses for open market purchases.

•	Participation is voluntary and automatic. All or any part of your quarterly stock dividends may be reinvested.

•	The automatic reinvestment of dividends will enable you to add to your investment in our company in a timely and systematic fashion.

•
In addition to being able to reinvest your dividends, if you are an existing stockholder, you may purchase additional shares of our common stock by making optional cash purchases of between $50 and $6,250 per calendar month. These optional cash purchases may be made occasionally or at regular intervals, subject to the restrictions described above. You may make optional cash purchases even if dividends on your shares are not being reinvested under the Plan. We may waive the maximum in our sole discretion and permit a larger investment.

•
If you are not presently one of our stockholders, you may become a participant in the Plan by making an initial cash investment in our common stock of not less than $250 and not more than $6,250. We may waive this maximum, in our sole discretion, and permit a larger investment.

•
The purchase price for newly issued shares of our common stock purchased directly from us either through dividend reinvestment or optional cash purchases may be issued at a discount from the market price. We will periodically establish a discount rate ranging from 0% to 5%.

•
You may purchase fractional shares of our common stock under the Plan. This means that you may fully invest your dividends and any optional cash purchases. Dividends will be paid on the fractional shares of our common stock which also may be reinvested in additional shares.

•	You may direct the administrator to transfer, at any time and at no cost to you, all or a portion of your shares in the Plan to a Plan account for another person.

•
You can avoid the need of holding your stock certificates by submitting them to the administrator for safekeeping. By depositing your stock certificates, you do not have to worry about them being lost or stolen. The shares will be credited to your Plan account in “book-entry” form.

•	You or any other person that is a holder of record of shares of our common stock may direct the administrator to sell or transfer all or a portion of your shares held in the Plan.

•
You will receive periodic statements reflecting all current activity in your Plan accounts, including purchases, sales and latest balances, to simplify your record keeping. You may also view year-to-date activity in your Plan account, as well as activity in prior years, by accessing your Plan account at the administrator’s website at www.computershare.com.

4.            What are the disadvantages of the Plan?

•
Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the date we pay dividends and may create a liability for the payment of income tax without providing you with immediate cash to pay this tax when it becomes due.

•
We may, without giving you prior notice, change our determination as to whether the administrator will purchase shares of our common stock directly from us, in the open market or in privately negotiated transactions from third parties, which in turn will affect whether such shares will be sold to you at a discount. We will not, however, change our determination more than once in any three-month period. You will not know the actual number of shares purchased in any month on your behalf under the Plan until after the applicable investment date.

•
You will have limited control regarding the timing of sales under the Plan. Because the administrator will effect sales under the Plan only as soon as practicable after it receives instructions from you, you may not be able to control the timing of sales as you might for investments made outside the Plan.

•
The market price of the shares of our common stock may fluctuate between the time the administrator receives an investment instruction and the time at which the shares of our common stock are sold. Because purchases under the Plan are only made as of the dividend payment date, in the case of dividends, or the applicable investment date, in the case of optional cash purchases, you have no control over the timing of your purchases under the Plan.

•	No discount will be available for shares acquired in the open market or in privately negotiated transactions.

•
While a discount from market prices of up to 5% may be established for a particular month for shares purchased directly from us, a discount for one month will not insure the availability of a discount or the same discount in future months. Each month we may, without giving you prior notice, change or eliminate the discount. Further, in no event may we issue shares at a price less than 95% of the market price of our common stock on the date of issuance.

•	Shares deposited in a Plan account may not be pledged until the shares are withdrawn from the Plan.

•
Your investment in the shares of common stock held in your account is no different than a direct investment in shares of our common stock. You bear the risk of loss and the benefits of gain from market price changes for all of your shares of common stock. Neither we nor the administrator can assure you that shares of our common stock purchased under the Plan will, at any particular time, be worth more or less than the amount you paid for them.

5.            Who pays the expenses of the Plan?

We will pay all day-to-day costs of the administration of the Plan. You will be charged a service fee of $15 for each requested sale and a processing fee of $0.12 per each whole share and fraction sold, which includes the applicable brokerage commissions the administrator is required to pay. We will pay for all applicable fees (including any brokerage commissions the administrator is required to pay) associated with your purchases under the Plan.

6.            Who is eligible to participate in the Plan?

A “registered stockholder” (a stockholder whose shares of common stock are registered in our stock transfer books in his or her name) or a “beneficial owner” (a stockholder whose shares of common stock are registered in a name other than his or her name; for example, in the name of a broker, bank or nominee) may participate in the Plan. In addition, an interested investor that is not a stockholder may participate in the Plan by making an initial cash investment of at least $250. For further instructions, please see Question 7 below.

7.            How do I enroll in the Plan?

Registered Stockholders. After reading our prospectus, if you are a registered stockholder of our common stock, you may join the Plan by going to the administrator’s website at www.computershare.com, or by completing and signing an Enrollment Form and returning it to the administrator.

Beneficial Owners. If you are a beneficial owner and wish to join the Plan, you must contact your bank, broker or other nominee to arrange participation in the Plan on your behalf. To facilitate participation by beneficial owners, we have made arrangements with the administrator to reinvest dividends and accept optional cash investments under the stock purchase feature of the Plan by registered stockholders such as brokers, banks and other nominees, on behalf of beneficial owners.

Alternatively, if you are a beneficial owner of our common stock, you may simply request that the number of shares of our common stock you wish to enroll in the Plan be re-registered by the bank, broker or other nominee in your own name as record stockholder. You can then directly participate in the Plan as described above. You should contact your bank, broker or nominee for information on how to re-register your shares.

New Investors. If you do not currently own shares of our common stock, you may join the Plan in either of the following ways:

•
Going to the administrator’s website at www.computershare.com, and following the instructions provided for opening a Plan account online. You will be asked to complete an Online Initial Enrollment Form and to submit an initial optional cash purchase between $250 and $6,250. To make an initial optional cash purchase you may authorize a one-time online bank debit from your U.S. bank account or you may authorize a minimum of five (5) consecutive monthly automatic deductions of at least $50 each from your U.S. bank account.

•
Completing and signing an Initial Enrollment Form and submitting an initial investment in the amount between $250 and $6,250. To make an initial optional cash purchase in this manner, you may enclose a check, payable in U.S. funds and drawn against a U.S. bank, to “Computershare,” or you may authorize a minimum of five consecutive monthly automatic deductions of at least $50 each from your U.S. bank account on the reverse side of the Initial Enrollment Form and follow the instructions provided.

New investors choosing to make their initial optional cash purchase through automatic monthly deductions should note that the automatic monthly deductions will continue indefinitely beyond the initial investment unless the administrator is notified to discontinue such deductions. Please see Question 12 for further information on optional cash purchases.

Those holders of our common stock who do not wish to participate in the Plan will continue to receive cash dividends in the usual manner.

8.            What does the Enrollment Form provide?

The Enrollment Form appoints the Plan’s administrator as your administrator for purposes of the Plan and directs the administrator to apply to the purchase of additional shares of common stock all of the cash dividends on the specified number of shares of our common stock owned by you on the applicable record date and designated by you to be reinvested through the Plan.

The Enrollment Form also directs the administrator to purchase additional shares of our common stock with any optional cash purchases that you may elect to make. By checking the appropriate box on the Enrollment Form, you indicate which features of the Plan you will use.

Full Reinvestment of Dividends. Select this option if you wish to reinvest the dividends on all our common stock registered in your name in a certificate form as well as on all common stock credited to your Plan account. Selecting this alternative also permits you to make monthly optional cash purchases; however, you must still comply with the other requirements for making optional cash investments.

Partial Reinvestment of Dividends. Select this option if you wish to receive cash dividends on the number of shares that you designate from those credited to your Plan account and those registered in your name in a certificate form. The administrator will apply the dividends paid on any remaining shares to the purchase of additional shares of our common stock, which will then be credited to your Plan account. Selecting this alternative also allows you to make monthly optional cash purchases; however, you must still comply with the other requirements for making optional cash purchases.

All Cash (No Dividend Reinvestment). Select this option if you do not wish to have the cash dividends paid on the shares credited to your Plan account and those registered in your name in a certificate form be reinvested, but rather sent to you by check or through direct deposit to your U.S. bank account. Selecting this alternative still allows you to make monthly optional cash purchases; however, you must still comply with the other requirements for making optional cash purchases.
9.            How can I change my method of participation or discontinue dividend reinvestment?

You may change your method of participation at any time by:

•	accessing your Plan account through the Internet at the administrator’s website at www.computershare.com;

•	calling the administrator at (800) 519-3111;

•	submitting a newly executed Enrollment Form to the administrator; or

•	writing to the administrator at the address listed in Question 2.

If you do not make an election on your Enrollment Form, the administrator will reinvest all dividends paid on your shares. Any change in the number of shares with respect to which the administrator is authorized to reinvest dividends must be received by the administrator prior to the record date for a dividend to permit the new number of shares to apply to that dividend. For each method of dividend reinvestment, cash dividends will be reinvested on all shares other than those designated for payment of cash dividends in the manner specified above until you specify otherwise or withdraw from the Plan altogether, or until the Plan is terminated.

You may discontinue reinvestment of cash dividends under the Plan at any time by accessing your Plan account through the Internet at the administrator’s website at www.computershare.com, by calling the administrator at (800) 519-3111, or by written notice to the administrator at the address listed in Question 2.

If a notice to discontinue is received by the administrator after the dividend record date for a dividend payment, the administrator in its sole discretion may either pay such dividend in cash or reinvest it in shares on behalf of the discontinuing Plan participant. If such dividend is reinvested, the administrator may sell the shares purchased less any fees and any applicable costs of sales. After processing your request to discontinue dividend reinvestment, any shares credited to your Plan account will continue to be held in “book-entry” form. Dividends on any shares held in “book-entry” form and any shares held in certificated form will be paid in cash.

10.            When will my participation in the Plan begin?

Your participation in the dividend reinvestment portion of the Plan will commence on the next date we pay dividends, provided the administrator receives your Enrollment Form before the record date for the payment of the dividend.

Your participation in the optional cash purchase portion of the Plan will commence on the next investment date, which will be the 15th calendar day of the month (unless there are no trades of our common stock reported on the NYSE on the 15th calendar day, in which case the investment date will be the next trading day following the 15th calendar day of that month in which trades of our common stock are reported on the NYSE), provided that sufficient funds to be invested are received two business days immediately prior to the investment date. Should the funds to be invested arrive after the applicable optional cash investment due date, those funds will be held without interest until they can be invested on the next investment date unless you request a refund from the administrator.

Once enrolled, you will remain enrolled until you discontinue participation or until we terminate the Plan.

11.            How many shares may be purchased by a participant during any month or year?

Reinvested dividends are not subject to any minimum or maximum limits.

Optional cash purchases are subject to a minimum investment of $50 and a maximum investment of $6,250 in any calendar month.

Initial optional cash purchases by investors that are not yet one of our stockholders are subject to a minimum of $250 and a maximum of $6,250 in any calendar month.

The maximum for optional cash purchases may be waived by us in our sole and absolute discretion. You may request a waiver of such maximum by submitting a request for waiver which we must receive at least five business days prior to the applicable pricing period. The “pricing period” is the period of time encompassing the ten consecutive trading days ending on the last trading day preceding the investment date of each month as described in Question 18.

Optional cash purchase amounts of less than $50, or $250 in the case of an initial optional cash purchase by a non-stockholder, and, unless the maximum is waived, any optional cash purchases that exceed the maximum of $6,250 per calendar month, will be returned to you without interest.

12.            How are optional cash purchases made?

Optional cash purchases allow you to purchase more shares than you could purchase just by reinvesting dividends. You can buy shares of our common stock each month with optional cash investments after you have enrolled in the Plan as described in Question 7 above. The administrator will use your funds to purchase common stock for your Plan account on the next investment date after it receives your cash payment. If the administrator does not receive your funds at least two business days prior to the next investment date, the administrator will not invest your funds on the next investment date but will hold your funds for investment on the next subsequent investment date.

You can make optional cash purchases even if you have not chosen to reinvest your cash dividends on any shares held by you. If you choose to make only optional cash purchases, we will continue to pay cash dividends when and as declared on any shares of our common stock registered in your name in a certificate form and those shares credited to your Plan account.

Investment by One-Time Online Bank Debit. At any time, you may make an optional cash purchase within the Plan limits by going to the administrator’s website at www.computershare.com, and authorizing a one-time online bank debit from your U.S. bank account. One-time online optional cash purchase funds will be held by the administrator for three business days before such funds are invested. Please refer to the online confirmation for your bank account debit date and investment date.

Investment by Check. You may make your first optional cash purchase when you enroll by enclosing a check with the Enrollment Form. You may also make an optional cash purchase within the Plan limits by completing the Cash Investment Form attached to your Plan account statement. Checks should be made payable to “Computershare” in U.S. funds and drawn on a U.S. bank. It is also important to indicate your Plan account number on your check. Do not send cash, traveler’s checks, money orders, or third party checks for optional cash investments.

Automatic Monthly Investments. You may also make optional cash purchases each month, within the Plan limits, by instructing the administrator to arrange for automatic monthly deductions from your designated U.S. bank account.

Automatic monthly investments may be authorized through the Internet at the administrator’s website at www.computershare.com, or by completing a Direct Debit Authorization Form and returning it to the administrator. It takes approximately four to six weeks from the time the administrator receives your authorization until your first deduction occurs.

Once you begin making automatic monthly investments, the administrator will draw funds from your designated account on the 9th calendar day of each month (or the next banking business day if the 9th calendar day is not a banking business day) and will purchase shares of common stock on that investment date. Automatic monthly investments will continue at the level you set until you instruct the administrator otherwise. You can change or stop automatic monthly investments by accessing your Plan account through the Internet at the administrator’s website, www.computershare.com, by calling the administrator at (800) 519-3111, by completing and returning a new Direct Debit Authorization Form or giving written instructions to the administrator. If you wish to stop automatic monthly investments, or to change the dollar amount to be withdrawn, your request must be received at least seven business days prior to the next debit date.

If the administrator is unable to process your optional cash purchase(s) within 35 days, the administrator will return the funds to you by check. No interest will be paid on funds held by the administrator pending investment.

If any optional cash purchase is returned unpaid, whether the investment was made by check or by an attempted automatic withdrawal from your U.S. bank account, the administrator may consider the request for the investment of such money null and void and may immediately remove from your account shares of common stock purchased. The administrator may sell those shares to satisfy any uncollected amount and a $25 returned funds fee. By enrolling in the Plan, you authorize the administrator to deduct this fee by selling the shares from your Plan account. If the proceeds from the sale of the common stock do not satisfy the service and processing fees, uncollected balance and returned funds fee, the administrator may sell additional shares from your Plan account to satisfy such fees.

13.            How do I get a refund of an optional cash purchase if I change my mind?

You may obtain a refund of any optional cash purchase payment not yet invested by calling the administrator at (800) 519-3111 and requesting a refund of your payment. The administrator must receive your request for a refund not later than two business days prior to the next investment date. If the administrator receives your request later than the specified date, your cash purchase payment will be applied to the purchase of shares of common stock.

14.            Will I be paid interest on funds held for optional cash purchases prior to investment?

You will not be paid interest on funds you send to the administrator for optional cash purchases. Consequently, we strongly suggest that you deliver funds to the administrator to be used for investment in optional cash purchases shortly prior to but not after the applicable optional cash investment due date so that they are not held over to the following investment date. If you have any questions regarding the applicable investment dates or the dates as of which funds should be delivered to the administrator, you should contact the administrator through the Internet, by telephone or in writing at the address and telephone numbers specified in Question 2 above.

You should be aware that because investments under the Plan are made as of specified dates, you may lose any advantage that you otherwise might have from being able to control the timing of an investment. Neither we nor the administrator can assure you a profit or protect you against a loss on shares of common stock purchased under the Plan.

15.            When will shares be purchased under the Plan?

The administrator will credit shares of our common stock purchased with reinvested dividends to your account on the applicable “investment date” for the fiscal quarter in which the purchase is made. The administrator will credit shares to your Plan account for optional cash purchases on the next “investment date” after the administrator receives your cash payment.

The investment date is the date on which shares of our common stock are purchased with reinvested dividends, initial and optional cash investments of up to $6,250 and in excess of $6,250.

If you are reinvesting dividends declared on our common stock, the investment date is the date of payment of quarterly dividends on our common stock, or the dividend payment date, provided that if no trades of our common stock are reported on the NYSE on the date we pay dividends, or the trading day, the administrator shall apply such reinvested dividends on the next trading day on which there are trades of our common stock reported on the NYSE. The record date associated with a particular dividend distribution is referred to in this prospectus as a “dividend record date.”

It is our policy to declare quarterly distributions to the holders of common stock so as to comply with applicable sections of the Internal Revenue Code governing REITs. Subject to the foregoing, future dividends will be determined in light of our earnings, financial condition and other relevant factors.

For initial and optional cash purchases, both within the Plan limits and pursuant to an approved request for waiver, the monthly investment date is the 15th day of the calendar month (unless the 15th calendar day is not a trading day, in which case the investment date will be the first trading day following the 15th calendar day of that month).

16.            How are shares purchased under the Plan?

The administrator may purchase shares from (i) the open market or in privately negotiated transactions, (ii) our authorized but unissued shares of our common stock, or (iii) a combination of both. There is no limit on the number of shares that the administrator may purchase in the open market or pursuant to privately negotiated purchases.

However, shares of common stock purchased by the administrator for initial and optional cash purchases made above the $6,250 maximum limit with our permission will be acquired only from newly issued common stock and may not be acquired from open market purchases or privately negotiated transactions. See Question 17.

Because we presently expect to continue the Plan indefinitely, we may authorize additional shares from time to time as necessary for purposes of the Plan.

17.            At what price will shares be purchased?

The purchase price for shares of our common stock under the Plan depends on how you purchase the shares and on whether we issue new shares to you or the Plan obtains your shares by purchasing them in the open market or through privately negotiated transactions.

Reinvested dividends and/or optional cash purchases under the maximum thresholds of $6,250. The purchase price for each share of common stock acquired through the Plan by the reinvestment of dividends and/or optional cash purchases of $6,250 or less per month will be equal to:

•
in the case of newly issued shares of common stock, the average of the high and low NYSE prices on the applicable investment date on which we declare dividends and/or make optional cash purchases of $6,250 or less per month less a discount ranging from 0% to 5%, provided that if no trades of our common stock are reported on the NYSE on the applicable investment date, the administrator shall apply the reinvested dividends and/or optional cash purchases of $6,250 or less per month on the next trading day on which there are trades of our common stock reported on the NYSE; or

•
in the case of open market or privately negotiated transactions, the weighted average of the purchase price of all shares purchased by the administrator for the Plan with reinvested dividends and/or optional cash purchases of $6,250 or less per month on the applicable investment date. Discounts are not available when shares are purchased from persons other than us.

All shares purchased under the Plan through open market purchases will be acquired as soon as practicable, beginning on the investment date and will be completed no later than 30 days from such date for reinvestment of dividends and 35 days from such date for optional cash investments, except where completion at a later date is necessary or advisable under any applicable federal securities laws. Such purchases may be made on any securities exchange where such shares are traded, in the over-the-counter-market or in negotiated transactions and may be subject to such terms with respect to price, delivery, etc. to which the administrator may agree. Neither we nor the Plan participant shall have any authority or power to direct the time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Optional cash purchases made above the $6,250 per month maximum limit with our permission. If we elect to allow you to purchase in excess of $6,250 in any calendar month, the price will be equal to the average of the daily high and low NYSE prices for each of the 10 trading days immediately preceding the applicable investment date, or the daily average price, less a discount ranging from 0% to 5%.

All shares of common stock purchased in excess of the maximum limit will be newly issued, and no shares will be acquired in open market purchases or in privately negotiated transactions. Purchases made in excess of the maximum limit may be subject to a minimum price as described below. To obtain specific information for a specific investment date, please call us at (410) 427-1700 or visit our website at www.omegahealthcare.com.

Threshold Price. We may establish a minimum or “threshold” price for optional cash purchases made with requests for waiver for any pricing period. For some pricing period’s dates, we may not establish a threshold price. At least three trading days before the first day of a pricing period we will determine whether a threshold price will be in effect, and if so, its amount. If we establish a threshold price, it will be stated as a dollar amount that the purchase price for the shares of our common stock must equal or exceed. If the price of our common stock is less than the threshold price on any trading day during the pricing period, or if no trades of our common stock are reported on the NYSE, then we will exclude that day and the trading prices for that day from the calculation of the purchase price. For example, if the minimum price is not satisfied for three of the ten days in a pricing period, then the purchase price will be based on the remaining seven days when the minimum price is satisfied. For each day during the pricing period that the minimum price is not satisfied, we will return one tenth (1/10) of each optional cash purchase made with a request for waiver to you by check, without interest, as soon as practicable after the applicable investment date. The establishment of a threshold price and the possible return of a portion of the optional cash purchase applies only to optional cash purchases made pursuant to a request for waiver.

Setting a threshold price for a pricing period shall not affect the setting of a threshold price for any subsequent pricing period. For any particular month, we reserve the right whether or not to set a threshold price. Neither we nor the administrator shall be required to provide any written notice to participants as to the threshold price for any pricing period. Participants may however ascertain whether a threshold price has been set or not set for any given pricing period by telephoning us at (410) 427-1700 or visiting our website at www.omegahealthcare.com.

Maximum discount applicable to all dividend reinvestments and optional cash purchases. Whether you are reinvesting dividends or making optional cash purchases, you may not purchase shares of our common stock on any particular trading day (whether such shares are newly issued shares or purchased by the administrator in open market or privately negotiated transactions) for an amount, less any brokerage commissions, trading fees and any other costs of purchase paid by us, which is less than 95% of the average of the high and low NYSE prices on that particular trading day. In the event that shares would be purchased for an amount, less any brokerage commissions, trading fees and other costs, which is below 95% of this average, your purchase price, less any brokerage commissions, trading fees and other costs, will equal 95% of the average of the high and low NYSE prices on that day.

18.            How do I request a waiver of the purchase limitation?

You may make optional cash purchases in excess of $6,250 during any calendar month only pursuant to a request for waiver approved by us in our sole and absolute discretion. To obtain a Request for Waiver Form, you should contact us at (410) 427-1700. Completed Requests for Waiver Forms can be sent to us by facsimile at (410) 427-8822, Attention: Chief Financial Officer, by 2:00 p.m., Eastern Time, or mailed to us at Omega Healthcare Investors Inc., 9690 Deereco Road, Suite 100, Timonium, MD 21093, Attention: Chief Financial Officer. We must receive your request at least five business days before the start of the ten-day pricing period for the applicable investment date. We will promptly notify you as to whether we approved your request and the amount of your request that we approved. If your request is approved, you a must send the administrator a copy of our Form of Approval, together with your optional cash purchase in good funds no later than 2:00 p.m., Eastern Time, on the business day before the first day of the pricing period for the next applicable investment date. To obtain specific information for a specific investment date, please call us at (410) 427-1700 or visit our website at www.omegahealthcare.com.

In the event that your request for waiver is not received by us on a timely basis, the waiver will not be approved for that investment date and your optional cash purchase will be limited to $6,250 for that investment date. If your request for a waiver is not timely, or if we deny your request for a waiver, the administrator will refund the entire amount submitted without interest thereon. We have sole and absolute discretion to grant any approval for optional cash purchases in excess of the allowable maximum amounts.

In deciding whether to approve or deny a request for waiver, we will consider each request on a case-by-case basis and consider various relevant factors, including, but not limited to:

•	our need for additional funds;

•	the attractiveness of obtaining the additional funds through the sale of common stock as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common stock;

•
the participant submitting the request, including the extent and nature of such participant’s prior participation in the Plan, and the number of shares of our common stock held of record and/or beneficially by such participant; and

•	the aggregate amount, if any, of optional cash purchases for which requests for waiver have been submitted by all participants.

If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor those requests by any method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a request for waiver, the Plan does not provide for a predetermined maximum limit on the amount that you may invest or on the number of shares that may be purchased. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible holders or beneficial owners of our common stock for any reason whatsoever including, without limitation, the elimination of practices that are not consistent with the purposes of the Plan.

The Plan may also be used by us to raise additional capital through the sale each month of a portion of the shares available for issuance under the Plan to owners (including brokers or dealers) who in connection with any resales of such shares, may be deemed to be underwriters. These sales will be effected through our ability to approve requests for waiver. To the extent shares are purchased from us under the Plan, we will receive additional funds for general corporate purposes. The Plan is intended for the benefit of investors in our common stock and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of our common stock. See the section entitled “Plan of Distribution” below.

19.            How and when will we determine whether shares of common stock will be newly issued or purchased in the market, and how and when will we establish a discount?

We may, without prior notice to you, change our determination as to whether common stock will be purchased by the administrator directly from us, in the open market or in privately negotiated transactions from third parties or in a combination of both, in connection with the purchase of shares of common stock from reinvested dividends or from optional cash purchases. We will not, however, change our determination more than once in any three-month period.

We may, in our sole discretion, establish a discount of 0% to 5% from the current market price for shares of our common stock purchased through the Plan. This discount may apply to reinvested dividends, initial optional cash purchases, optional cash purchases or any combination thereof as we may determine from time to time. If we elect to offer a discount, we will fix the discount at least three business days before the investment date with respect to dividend reinvestments, initial optional cash purchases and optional cash purchases within the Plan limits. The discount rate, if any, on optional cash investments pursuant to a request for waiver will be announced at least three business days before the first day of the pricing period. Such discounts may vary each month and may not apply uniformly to all purchases made pursuant to the Plan for that month. The discount will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs. You may obtain the discount, if any, applicable to the next investment date by calling the administrator at (800) 519-3111 or us at (410) 427-1700. You may also visit our website at www.omegahealthcare.com.

While a discount from market prices of up to 5% may be established, the discount is subject to change from time to time and is also subject to discontinuance at our discretion at any time. We will not offer a discount for common stock purchased in the open market or in privately negotiated transactions.

20.            Will certificates be issued for share purchases?

The administrator will not issue certificates for shares that you purchase under the Plan. Your account statement will show the number of shares credited to your Plan account in “book-entry” form. This service protects against the loss, theft, or destruction of certificates evidencing shares. However, you may at any time request that the administrator issue a certificate for any whole number of shares of common stock, up to the number of whole shares credited to your Plan account. You can request a certificate for some or all of your shares by accessing your Plan account through the Internet at the administrator’s website at www.computershare.com, by calling the administrator at (800) 519-3111, or by writing to the administrator at the address listed in Question 2 above. The administrator will not issue certificates for fractional shares of common stock under any circumstances. If you request a certificate for all shares credited to your Plan account, a certificate will be issued for the whole shares and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the then-current market value of the shares, less any applicable fees.

Receiving a portion of your shares in a certificate form from your Plan account does not affect your dividend reinvestment option. For example, if you authorized full dividend reinvestment, cash dividends with respect to the shares issued in certificate form will continue to be reinvested. However, if you withdraw all of your whole and fractional shares from your Plan account, your participation in the Plan will be terminated and any future dividends will be paid by check or direct deposit to your bank account.

21.            What if I have more than one Plan account?

For purposes of the limitations discussed in this prospectus, we may aggregate all optional cash purchases for you if you have more than one Plan account which uses the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, your participation may be limited by us to only one Plan account. Also for the purpose of these limitations, all Plan accounts that we believe to be under common control or management or to have common beneficial ownership may be aggregated. Unless we have determined that reinvestment of dividends and optional cash purchases for each Plan account would be consistent with the purposes of the Plan, we will have the right to aggregate all of these accounts and to return, without interest, any amounts in excess of the investment limitations.

22.            May I add shares of common stock to my Plan account by depositing stock certificates that I possess?

You may send to the Plan for safekeeping all common stock certificates which you hold. The safekeeping of shares offers the advantage of protection against loss, theft or destruction of certificates as well as convenience if and when shares are sold through the Plan. All shares represented by certificates will be kept for safekeeping and credited to your Plan account in “book-entry” form and combined with any full and fractional shares then held by the Plan for you. If you wish to deposit your certificates of our common stock, you must mail them along with a request to the administrator to hold your certificates for safekeeping. The certificates should not be endorsed. Any certificates sent to the administrator should be sent registered mail or certified mail, return receipt requested, and properly insured, as you bear the risk for certificates lost or stolen in transit. You may mail certificates to the administrator at the address provided in Question 2 above.

The administrator will promptly send you a statement confirming each deposit of your common stock certificates. When necessary, you can simply request that certificates be issued as your needs require.

23.            How do I sell shares of common stock in my Plan account?

You may sell some or all of your shares in your Plan account (including shares deposited by you with the administrator for safekeeping) by accessing your Plan account through the Internet at the administrator’s website at www.computershare.com, by calling the administrator at (800) 519-3111 or by writing to the administrator at the address listed in Question 2 above. You will be charged a service fee of $15 for each requested sale and a processing fee of $0.12 per each whole share and fraction sold, which includes the applicable brokerage commissions the administrator is required to pay. The fees will be deducted from the proceeds of the sale. Shares you sell in this manner will be aggregated with those of other participants for whom the administrator is also selling shares on the same date. The administrator will process all sale orders on the day the administrator receives them, provided that the instructions are received before 1:00 p.m., Eastern time, on a business day during which the administrator and the NYSE are open for business. If your sale instructions are received after 1:00 p.m., Eastern Time, on a business day on which the administrator and the NYSE are open for business, the sale order will be processed on the following business day. The sale price for shares sold will be the market price received from the sale of such shares. Your sales proceeds would then be remitted to you by check.

You will not earn interest on funds generated from the sale of shares for the time period between the date of sale and the date on which you receive your check. The administrator reserves the right to designate a broker to sell shares on the open market. All sale requests having an anticipated market value of $25,000 or more must be submitted in written form.

Neither we nor any Plan participant has the authority or power to control the timing, pricing, or the selection of a broker of any shares sold. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuations in the price of our common stock. That is, if you send in a request for a sale, it is possible that the market price of our common stock could increase or decrease before the sale is completed. If you prefer to have control over the exact price and timing of your sale, you may request through the Internet, by telephone or in writing that the administrator issue to you a certificate for any or all of the whole shares in your Plan account, and thereafter, you can conduct the transaction through a broker-dealer of your choice.

Instructions sent to the administrator to sell shares are binding on all participants and may not be rescinded.

24.            How may I transfer all or a part of my shares held in the Plan to another person?

You may transfer ownership of all or part of your shares held in the Plan through gift, private sale or otherwise, by mailing to the administrator at the address provided in Question 2 above a properly executed stock power, along with a letter with specific instructions regarding the transfer and a Substitute Form W-9 (Certification of Taxpayer Identification Number) completed by the transferee. Requests for transfer of shares held in the Plan are subject to the same requirements as the transfer of common stock certificates, including the requirement of a medallion signature guarantee on the stock power. The administrator will provide you with the appropriate forms upon request. If you have any stock certificates bearing a restrictive legend in your Plan account, the administrator will comply with the provisions of the restrictive legend before effecting a sale or transfer of the restricted shares. All transfers will be subject to the limitations on ownership and transfer provided in our charter which are summarized below in the section entitled “Restrictions on Ownership of Shares” and which are incorporated into this prospectus by reference. If you have any questions regarding transfer requirements for shares in your Plan account, please contact the administrator as specified in Question 2 above.

25.            What reports will be sent to participants in the Plan?

You will receive a statement whenever there is activity affecting your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance, or dividend reinvestment. Statements will be sent promptly following each transaction. These statements are a record of your Plan account activity showing your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested (if applicable) and any applicable fees charged for your respective transactions during that period. You should retain these statements for tax purposes.

The final statement for each year will show all pertinent information for that calendar year, including tax-related information. The administrator may charge you a fee for additional copies of your account statements.

You may also view year-to-date transaction activity in your Plan account for the current year, as well as activity in prior years, by accessing your Plan account at the administrator’s website at www.computershare.com.

The administrator will also send you copies of each prospectus and any amendments or supplements to the prospectus describing the Plan. We will also send you the same information that we send to other stockholders, including annual reports, notices of stockholders’ meetings, proxy statements, and income tax reporting information.

Any participant that participates in the Plan through a broker, bank or nominee, should contact that party for similar statements or material.

26.            What happens if we issue a stock dividend or subscription rights, declare a stock split or make any other distribution in respect of shares of our common stock?

All split shares, stock dividends, or any other distribution of our common stock on shares credited to your Plan account and/or on shares held by you in the form of stock certificates will be credited to your Plan account with the appropriate number of shares of our common stock on the payment date. In the event that we make available to the holders of our common stock subscription rights to purchase additional shares of common stock, the administrator will sell the rights accruing to all shares held by the administrator for participants and apply the net proceeds of the sale to the purchase of common stock with the next monthly optional cash purchase.

27.            May shares in my account be pledged?

You may not pledge shares credited to your or any other participant’s account and any purported pledge will be void. If you wish to pledge shares, those shares must be withdrawn from the Plan.

28.            Will I be able to vote my shares of common stock held in the Plan?

Whole shares held in a Plan account may be voted in person or by the proxy sent to you. Fractions of shares may not be voted.

If you return your proxy properly signed and marked for voting, all the shares covered by the proxy - those registered in your name and/or those credited to your account under the Plan - will be voted as marked. If the proxy is returned properly signed but without indicating instructions as to the manner in which your shares are to be voted with respect to any item thereon, the shares will be voted in accordance with the recommendations of our board of directors. If your proxy is not returned, or if it is returned unexecuted or improperly executed, your shares will be voted only if you attend the meeting and vote in person.

29.            What are the federal income tax consequences of participating in the Plan?

If you reinvest dividends, you will still be treated for federal income tax purposes as having received a dividend on the dividend payment date. By reinvesting dividends you will be liable for the payment of income tax on the dividends despite not receiving immediate cash dividends to satisfy the tax liability. In addition, for reinvested dividends and optional cash purchases, you will be generally treated as having received a constructive distribution, which may give rise to additional tax liability to the extent we pay brokerage commissions on your behalf or purchase shares at a discount. See the section entitled “Certain Federal Income Tax Consequences Associated with Participating in the Plan” below.

30.            Are there any limitations of liability for the company or the administrator?

Neither we nor the administrator (nor any of our or its respective agents, representatives, employees, officers, directors, or subcontractors) will be liable in administering the Plan for any act done in good faith nor for any good faith omission to act, including, without limitation, any claim of liability arising from failure to terminate your Plan account upon your death prior to receipt of notice in writing of such death, with respect to the prices or times at which shares are purchased or sold for you or fluctuations in the market value of common stock. You should recognize that the prices of shares purchased under the Plan will be determined by, and subject to, market conditions, and neither we nor the administrator can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

31.            May the Plan be changed or terminated?

We may amend, modify, suspend or terminate the Plan at any time. You will be notified by the administrator in writing of any substantial modifications made to the Plan. Any amendment may include an appointment by the administrator in its place of a successor administrator under the terms and conditions set forth herein, in which event we are authorized to pay the successor for the account of each participant, all dividends and distributions payable on common stock held by the participant under the Plan for application by the successor as provided herein. Notwithstanding the foregoing, this action will not have any retroactive effect that would prejudice your interests.

Any amendment, suspension, modification or termination of the Plan will not affect your rights as a stockholder in any way, and any “book-entry” shares you own will continue to be credited to your account with the administrator unless you specifically request otherwise.

If your Plan account balance falls below one full share, the administrator reserves the right to liquidate your Plan account and remit the proceeds, less any applicable fees, to you at your address of record and to terminate your participation in the Plan.

32.            What law governs the Plan?

The Plan is governed by the laws of the State of Maryland.

Certain Federal Income Tax Consequences Associated with Participating in the Plan

Dividends you receive on shares of our common stock that you hold in the Plan and which are reinvested in newly issued shares will be treated for federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of our common stock that you receive on the date we pay dividends to the extent we have current or accumulated earnings and profits for federal income tax purposes. We intend to take the position that the fair market value of the newly issued shares purchased with reinvested dividends equals the average of the high and low NYSE prices of our common stock on the related date we pay dividends. The treatment described above will apply to you whether or not the shares are purchased at a discount. On the other hand, dividends you receive on shares of our common stock that you hold in the Plan, which are reinvested in shares of our common stock purchased by the administrator in the open market or in privately negotiated transactions, will be treated for federal income tax purposes as a taxable cash distribution to you in an amount equal to the purchase price of such shares to the extent that we have current or accumulated earnings and profits for federal income tax purposes. The portion of a distribution you receive that is in excess of our current and accumulated earnings and profits will not be taxable to you if this portion of the distribution does not exceed the adjusted tax basis of your shares.  However, you will be required to reduce the basis in your existing shares by the amount of such excess.  If a portion of your distribution exceeds the adjusted tax basis of your shares, that portion of your distribution will be taxable as a capital gain. If we properly designate a portion of your distribution as a capital gain dividend, then that portion will be reportable as a capital gain. Capital gains will be taxed to you at a 15% or 25% income tax rate, depending on the tax characteristics of the assets which produced such gains, and on certain other designations, if any, that we may make.

The Internal Revenue Service has indicated in somewhat similar situations that a participant who participates in the dividend reinvestment portion of the Plan and makes an optional cash purchase of common stock under the Plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. The fair market value will equal the average of the high and low NYSE prices of our common stock on the applicable investment date. Any distributions which the participant is treated as receiving, including the discount, would be taxable income or gain or would reduce his or her basis in common stock, or some combination thereof, under the rules described above.

Under the Plan, we will bear any trading fees or brokerage commissions related to the acquisition of, but not the sale of, shares of our common stock. Brokerage commissions paid by a corporation with respect to open market purchases on behalf of participants in a dividend reinvestment plan or pursuant to the optional cash purchase features of a plan are generally treated as constructive distributions to the participants, and the payment of these fees or commissions is generally subject to income tax in the same manner as distributions and includable in the participant’s cost basis of the shares purchased. Accordingly, to the extent that we pay brokerage commissions with respect to any open market or privately negotiated purchases made with reinvested dividends or optional cash purchases by the administrator, participants will generally be treated as receiving their proportionate amount of the commissions as distributions in addition to the amounts described above.

Your tax basis in your shares of common stock acquired under the dividend reinvestment features of the Plan will generally equal the total amount of distributions you are treated as receiving, as described above. Your tax basis in your shares of common stock acquired through an optional cash purchase under the Plan will generally equal the total amount of distributions you are treated as receiving, as described above, plus the amount of the optional cash payment. Your holding period for the shares of our common stock acquired under the Plan will begin on the day following the date such shares were purchased for your Plan account. Consequently, shares of our common stock purchased in different quarters will have different holding periods.

You will not realize any gain or loss when you receive certificates for whole shares of our common stock credited to your account, either upon your request, when you withdraw from the Plan or if the Plan terminates. However, you will recognize gain or loss when you sell or exchange whole shares of our common stock acquired under the Plan. You will also recognize gain or loss when you receive a cash payment for a fractional share of our common stock credited to your Plan account when you withdraw from the Plan or if the Plan terminates. The amount of your gain or loss will equal the difference between the amount of cash you receive for your fractional shares of our common stock, net of any costs of sale paid by you, and your tax basis of such fractional shares.

Backup Withholding and Information Reporting. In general, we are required to report to the Internal Revenue Service all actual and constructive dividend distributions to you, unless you are a corporation or other shareholder exempt from reporting requirements. Additionally, dividends are subject to backup withholding, currently at a 28% rate, unless you provide your taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding, and meet certain other conditions, or otherwise establish an exemption. Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, dividends to be reinvested under the Plan by participants subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts will generally be allowed as a refund or credit against the participant’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

REIT Taxation. As an owner of shares of a REIT, you will be generally taxed on distributions made to you (not designated as capital gain dividends), to the extent of our earnings and profits, at ordinary tax rates of up to 35% (in the case of a shareholder who is an individual). Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the low 15% tax rate on dividends distributed by regular “C” corporations. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	your long-term capital gains, if any, recognized on the disposition of our shares;

•
our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate);

•	our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

•	our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

The foregoing summary of certain federal income tax considerations regarding the Plan is based on current law, is for your general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment circumstances, or if you are a type of investor (including insurance companies, tax-exempt organizations, entities treated as pass-through entities for U.S. federal income tax purposes, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that is subject to special treatment under the federal income tax laws.

FOR FURTHER INFORMATION AS TO THE TAX CONSEQUENCES TO PARTICIPANTS IN THE PLAN, INCLUDING STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR(S). THE ABOVE DISCUSSION IS BASED ON FEDERAL INCOME TAX LAWS AS IN EFFECT AS OF THE DATE HEREOF. ALL PARTICIPANTS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE IMPACT OF ANY FUTURE LEGISLATIVE PROPOSALS OR LEGISLATION ENACTED AFTER THE DATE OF THIS PROSPECTUS.

Plan of Distribution

Except to the extent the administrator purchases shares of our common stock in the open market, we will sell directly to the administrator the shares of our common stock acquired under the Plan.  There are no brokerage commissions in connection with the purchases of such newly issued shares of our common stock.

In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of participants or other investors who may be engaged in the securities business.

Persons who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act.  We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased.  We may, however, accept investments made pursuant to requests for waiver by such persons.

You will only be responsible for a transaction fee and your pro rata share of trading fees and any brokerage commissions associated with your sales of shares of common stock attributable to you under the Plan.  We will pay for all fees and commissions associated with your purchases under the Plan. Our common stock is listed on the NYSE under the symbol “OHI.”

Pursuant to the Plan, we may be requested to approve optional cash purchases in excess of the allowable maximum amounts pursuant to requests for waiver on behalf of participants that may be engaged in the securities business.  In deciding whether to approve this request, we will consider relevant factors including, but not limited to:

•	our need for additional funds;

•	the attractiveness of obtaining these funds by the sale of common stock under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of common stock;

•
the participant submitting the request, including the extent and nature of the participant’s prior participation in the Plan and  the number of shares of common stock held of record by the participant; and

•	the aggregate number of requests for waiver that have been submitted by all participants.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver under the Plan.  Those transactions may cause fluctuations in the trading volume of our common stock.  Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters.  We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan.  We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

Use of Proceeds

We are unable to predict the number of shares of common stock that will ultimately be sold under the Plan, the prices at which such shares will be sold, or the number of such shares, if any, that will be sold by us from the our authorized but unissued shares of common stock.  Therefore, we cannot estimate the amount of proceeds to be received from the sale of such shares. To the extent that shares of common stock are sold from our authorized but unissued shares of common stock, the proceeds of such sales will be added to our general funds and will be used for funding of real estate investments or for general corporate purposes.

Indemnification of Directors and Officers

The articles of incorporation and bylaws of the registrant provide for indemnification of directors and officers to the full extent permitted by Maryland law.  Insofar as indemnification for liabilities arising under the Securities Act is permitted to directors and officers of the registrant pursuant to the above-described provisions, the registrant understands that the Commission is of the opinion that such indemnification contravenes federal public policy as expressed in said act and therefore is unenforceable.

Legal Matters

The validity of the shares of common stock being offered hereby has been passed upon for us by Powell Goldstein LLP, Atlanta, Georgia.  In addition, Powell Goldstein LLP, Atlanta, Georgia, has passed upon certain federal income tax matters.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules for the year ended December 31, 2006 included in our Current Report on Form 8-K filed on December 21, 2007, and has audited management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.